September 20,
2021

VIA E-MAIL

Stephen M. Jackson
Senior Counsel
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, Ohio 43215

              Re:            Nationwide VLI Separate Account-7
                             Nationwide Variable University Life Protector- New
York (   Protector   )
                             Nationwide Life Insurance Company
                             Initial Registration Statement on Form N-6
                             File Nos. 333-258035; 811-21610

                             Nationwide VLI Separate Account-7
                             Nationwide Life Variable Universal Life
Accumulator     New York
                             (   Accumulator   )
                             Nationwide Insurance Company
                             Initial Registration Statement on Form N-6
                             File Nos. 333-258039; 811-21610


Dear Mr. Jackson:

        On July 20, 2021, you filed the above-referenced registration statements on Form N-6 on
behalf of Nationwide Life Insurance Company (   Nationwide   ) and its separate
account. The
following comments are based on a review of the prospectuses, statements of additional information, and Part Cs as filed on EDGAR. Based on our review, we have the following comments.

     Our comments reference Protector.1 Please note that unless indicated otherwise, all comments also apply to Accumulator.





1
  Capitalized terms have the same meaning as in the registration statements unless otherwise indicated. Page numbering refers to the Protector Form N-6 registration statement unless otherwise indicated.
 Mr. Jackson
Nationwide Life Insurance Company
Page 2

General

   1. Please clarify supplementally whether there are any types of guarantees or support
      agreements with third parties to support any of Nationwide   s guarantees
under the policy
      or whether Nationwide will be solely responsible for payment of policy benefits.

   2. Please confirm that all missing information and all exhibits will be filed in pre-effective amendments to the registration statements. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, or on information supplied supplementally.

   3. Where a comment is made with regard to disclosure in one location of the registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statements and initial summary prospectuses.

   4. The product name on EDGAR is    Nationwide YourLife Protector iVUL    and
the product
      name of the prospectus cover page is    Nationwide   Variable Universal
Life Protector
      New York.    Please reconcile these differences.

Cover Page

   5. Please revise the fourth paragraph to include any New York-specific rights applicable to
      the    right to cancel    period, e.g., the minimum cancellation period
and the refund
      amount.

Key Information Table (   KIT   )

   6. Please ensure the KIT in the Summary and Statutory Prospectuses on the website appropriately links to the correct sections in the applicable Statutory Prospectus that are cross-referenced, and that these cross-referenced sections discuss the relevant provisions.

   7. For the Accumulator product, in Charges for Early Withdrawals, please reconcile the disclosure that states that the surrender charge is imposed for 15 years from the policy date and the item 7 disclosure that shows a 10 year surrender charge schedule.

   8. With respect to Ongoing Fees and Expenses, please confirm that Nationwide does not assess a Platform Charge to make any of the underlying mutual funds available as investment options under the policy. If the Nationwide does charge a Platform Charge, please include the maximum Platform Charge associated with each Portfolio Company when calculating minimum and maximum Annual Portfolio Company Expenses as required by Item 2, Instruction 2(c)(ii)(A) of Form N-6.
 Mr. Jackson
Nationwide Life Insurance Company
Page 3

   9. In Tax Implications, please state that withdrawals (partial and full surrenders) will (not may) be subject to ordinary income tax (emphasis added). See Instruction 5 (final sentence).

Overview of the Policy

   10. In the third paragraph, last sentence under    Purpose,    please state
for whom the policy
       may be appropriate, e.g., by discussing an investor   s time horizon,
liquidity needs, and
       financial goals relative to the policy. See Item 3(a) of Form N-6.

   11. In the first paragraph, last sentence under    Premiums,    please
correct the cross-reference
       from    Unfavorable Investment Experience    to    Unfavorable
Sub-Account Investment
       Experience    throughout the prospectus.

   12. Under Policy Features, subheading Taxes, please delete the phrase Unlike other variable
       insurance products Nationwide offers    or more fully describe these
other products. In
       addition, please supplementally explain whether Nationwide   s other
insurance products
       require such distributions and under what circumstances.

   13. In that same paragraph, the cross reference to    Taxes    incorrectly
implies that Individual
       Flexible Premium Adjustable Variable, Fixed, and Index-Linked Universal Life
       Insurance Policies    distribution requirements (or lack thereof) will
be discussed in the
       Taxes section. Please reconcile.

Fee Table

   14. Please include    Other than Annual Underlying Mutual Fund Expenses
in the    Periodic
       Charges    header row. See Item 4 of Form N-6.

   15. Under Cost of Insurance Charge, please consider deleting footnote 1 as it is not specifically required by the form. We note that that characteristics associated with the minimum and maximum charge are not disclosed for other policy features that have charges that vary by individual characteristics.

   16. In the Underlying Mutual Fund Expenses table, please confirm that the minimum and maximum fees represented (i) do not include any fee waivers or reimbursements (that they are gross numbers), and (ii) do or do not include any platform charges.

Principal Risks

   17. The first full paragraph, fifth sentence states that    A policy owner
may not earn sufficient
       returns from their selection of investment options to pay a policy   s
periodic charges
 Mr. Jackson
Nationwide Life Insurance Company
Page 4

       Please disclose where appropriate that Nationwide   s selection of the
underlying mutual
       funds may also affect a policy owner   s return.

   18. In    Risk of Allocating Cash Value to the General Account Options,
for clarity, please
       provide a cross reference, create a new defined term, or otherwise
explain    guaranteed
       minimum interest crediting rates.

   19. In    State Variations,    there is a reference to    Appendix B: State
Variations    but no such
       appendix is included. If this policy is only available in New York, please delete the reference to this appendix and make corresponding changes throughout the prospectus.

Policy Investment Options

   20. In the box under    Indexed Investment Options,    please insert
believes it has    before
          has a reasonable basis    in the last sentence.

   21. In the first bullet under    Indexed Investment Options,    please
quantify or otherwise
       explain the weighting of the blend, i.e., how will the three indexes be weighted in calculating the interest.

Transfers Among and Between the Policy Investment Options

   22. Under    U.S. Mail Restrictions,    last sentence before the table, for
clarity, consider
       changing    may restrict the form in which transfer requests will be
accepted    to    may
       require transfer requests to be submitted via U.S. mail.

The Policy

   23. Under    Beneficiaries,    third paragraph, please clarify, if accurate,
that the policy owner
       must send the policy to Nationwide for endorsement.

   24. Under    Premium Payments,    second bullet, please note that there is
no corresponding
       cross-reference to    How Monthly Deductions are Processed.    Please
reconcile.

   25. Under    Exchanging the Policy,    please clarify whether the new policy
must be (instead
       of    may be   ) one of Nationwide   s available fixed benefit
individual life insurance
       policies. If    may be    is correct, please disclose other examples.

   26. Under    Exchanging the Policy,    please clarify whether the type of
policy exchange
       discussed in the second paragraph is a contractual right in New York. Mr. Jackson
Nationwide Life Insurance Company
Page 5

   27. Under    Exchanging the Policy,    in the fourth paragraph, fifth
sentence beginning    The
       policy owner may request       please disclose whether Nationwide
reserves the right to
       deny the request and under what circumstances.

   Standard Policy Charges

   28. In    Cost of Insurance Charge,    please disclose the current Cost of
Insurance Charge as
       required by Item 7(a) of Form N-6. You may show a range of charges. Where possible, please identify the amount of any charge as a percentage or dollar figure (e.g., 0.95% of average daily net assets, $5 per exchange, $5 per thousand dollars of face amount).

   29. In    1,000 of Specified Amount Charge,    fifth paragraph, please
insert    please insert
       "Specified Amount" before charge for consistency. I.e.,    The Specified
Amount Charge
       is calculated    (underlined words are additions).

   30. Under    Types of Payments Nationwide Receives,    in the third bullet,
please insert    If
       consistent with applicable law    before    Such payments may be derived


   31. Under    Identification of Underlying Mutual Funds,    in the third
paragraph, please more
       clearly identify the    direct effect    of higher policy fees, charges,
and underlying mutual
       fund fees and expenses on the policy's investment performance, i.e., that the policy's investment performance will decrease.

Policy Riders and Charges

   32. In the    Overlapse Loan Protection Rider    under    Availability,
please add a cross
       reference to direct the policy owner to the Guideline Premium/Cash Value Corridor Test section.

   33. In the    Overlapse Loan Protection Rider    under    Eligibility,
for the fourth bullet, please
       clarify whether the 15 year threshold requirement means 15 consecutive years, or in the case of a reinstated policy, 15 years In Force.

   34. In example under    Overlapse Loan Protection Rider,    please clarify
how the Minimum
       Required Death Benefit was calculated.

   35. Under    Overloan Lapse Protection Rider Charge,    please note that
there are words
       missing in the first sentence.

   36. Under    Accelerated Death Benefit for Terminal Illness Rider    in the
second paragraph,
       please reconcile the reference to a    non-correctable    terminal
illness in light of the
       following sentence that defines a terminal illness.
 Mr. Jackson
Nationwide Life Insurance Company
Page 6

   37. Under    Premium Waiver Rider,    if the rider is not available to an
Insured who is
       disabled, please clearly state.

   38. Under    Premium Waiver Rider,    subheading    Benefit Duration,
please clarify what
       happens if the Insured is age 65 at the time of total disability.

Policy Loans

   39. Under    Collateral and the Policy Account,    Item 13(d) of Form N-6
requires the
       prospectus to disclose that    amounts borrowed under a Contract do not
participate in a
       Registrant   s investment experience.    Please revise accordingly.

Policy Owner Services

   40. Under    Dollar Cost Averaging    in the last sentence of the first
paragraph, please clarify
       whether these transfers are monthly, quarterly, annually, or otherwise and state how long they last.

   41. Under    Dollar Cost Averaging    in the paragraph before the example,
please disclose how
       the current restrictions on policy owner funds attributable to the fixed interest account(s)
       will be handled if Nationwide discontinues the Dollar Cost Averaging program.
       Specifically, the disclosure on page 27 states that transfers from the fixed interest options of more than 25% of the Fixed Account value in any policy year ... may not be
       permitted.    If termination of the Dollar Cost Averaging program could
limit a policy
       owner's ability to reallocate remaining fixed account assets to the variable funds, please add disclosure to this effect.

Taxes

   42. Please confirm that, to the extent relevant, the tax discussion here and throughout the prospectus reflects any currently effective provisions of the Coronavirus Aid, Relief, and
       Economic Security (CARES) Act, the COVID-Related Tax Relief Act of 2020, the
       Setting Every Community Up for Retirement Enhancement (SECURE) Act, the American Rescue Plan Act of 2021, and the Consolidated Appropriations
Act of 2021.

   43. Under    Federal Income Taxation of Death Benefits,    subheading
Critical Illness,    the
       defined term    policy owner    and the term    policyholder    are used
interchangeably.
       Please reconcile.

   44. Under    Tax Changes,    please review the example regarding the FY 2013
potential
       budget proposal and consider whether it should be updated or deleted. In addition, please consider whether the last paragraph of this section referencing the Consolidated
       Appropriations Act of 2021 should be updated or deleted.
 Mr. Jackson
Nationwide Life Insurance Company
Page 7

Statement of Additional Information - General Information and History

      45. Please confirm that the information about Nationwide is accurate. The disclosure appears to be identical to disclosure found in registration statements for Nationwide Life and
          Annuity Insurance Company, and different from information included in other
          Nationwide VLI Separate Account-7 registration statements.



                                             ********
Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues,
Nationwide and its underwriter must request acceleration of the effective date of the registration statements.

In closing, we remind you that Nationwide is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing pre-effective amendments, please contact me at
(202)551-6869 or Hunter-CeciH@sec.gov.


                                                      Sincerely,

                                                      /s/ Holly Hunter-Ceci

                                                      Holly Hunter-Ceci




cc:      Michael Kosoff, Senior Special Counsel
         Christian Sandoe, Assistant Director